Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Don E. Felice

dfelice@stradley.com

(215) 564-8794

April 15, 2024

Via Edgar

Ms. Samantha Brutlag

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”) File Nos.: 33-87762 and 811-08918

Dear Ms. Brutlag and Ms. DiAngelo Fettig:

This correspondence is being provided to you in response to your comments communicated during two separate telephone conversations on April 3, 2024 and April 5, 2024 with respect to the Registrant’s filing on Form N-14 dated March 15, 2024.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.	You requested that the Q&A response with respect to expense comparisons state more explicitly that expenses are expected to increase for some shareholders.

Response:	The disclosure will be revised as requested.

2.	In the Comparison of Principal Investment Strategies, you noted that the Acquiring Portfolio will invest primarily in U.S. equity securities.

Response:	The disclosure will be revised as requested.

April 15, 2024

3.	You requested that references to exhibits be bolded.

Response:	The disclosure will be revised as requested.

4.	In the section describing the Board’s Considerations in approving the reorganization, you requested that additional disclosure be added with respect to the factors considered.

Response:	The disclosure will be revised as requested.

5.	In the “Introduction” section, where it states that the Board will consider what further action is appropriate if one or both reorganizations are not approved, you asked that additional disclosure be added stating what such actions the Board would consider.

Response:	It is not anticipated that either reorganization will fail to receive approval. The Board has not, at this time, considered any such contingency actions, so there is nothing further that can be said at this time.

6.	Also in the “Introduction” section, you requested that where other documents are incorporated by reference that hyperlinks and 1933 Act numbers be included.

Response:	The disclosure will be revised as requested.

7.	You requested that the Q&A response with respect to reasons for the reorganization note that the anticipated reductions in overall non-advisory fee costs be noted as being “over time.”

Response:	The disclosure will be revised as requested.

8.	You requested that the Registrant confirm that the fee and expense tables on page 3 represent current fees and expenses.

Response:	The Registrant confirms that the fee and expense tables on page 3 represent current fees and expenses.

9.	In the first footnote to the fee and expense tables on page 3, you requested that the dollar amount and basis point effect of the reorganization costs allocated to each Portfolio be disclosed.

Response:	The disclosure will be revised as requested.

10.	With respect to the performance disclosure on page 4, you requested that all information required by Item 4 of Form N-1A be included.

April 15, 2024

Response:	The disclosure will be revised as requested.

11.	In the footnote to the Average Annual Total Return table, you requested that a note be added that performance may be different due to the change in strategy.

Response:	The disclosure will be revised as requested.

12.	You requested that the Registrant supplementally explain why the investment strategies of the Acquiring Portfolio were changing.

Response:	As we discussed, the purpose of the proposed reorganizations is to consolidate the three Portfolios, while continuing the investment strategies and policies of each in the combined vehicle. The changes in the strategies of the Acquiring Portfolio were made to accommodate the absorption of the Target Portfolios.

13.	In the Comparison of Principal Investment Strategies section, you requested that the last sentence in the second paragraph be clarified.

Response:	The disclosure will be revised as requested.

14.	With respect to the Costs of the Reorganization section, you requested that disclosure be added on the basis for allocating the costs in this manner and if the allocation would change if the reorganizations were not to be consummated.

Response:	The disclosure will be revised as requested.

15.	In the Capitalization tables, you asked that the tables be updated to a date within 30 days of filing or that the Registrant confirm that no material changes had occurred since December 31, 2023.

Response:	The disclosure will be revised as requested.

16.	Also in the Capitalization tables, you requested that an adjustment be added to the “Shares Outstanding” line so the line sums correctly and a footnote added explaining the reason for such adjustment.

Response:	The disclosure will be revised as requested.

17.	In the SAI, you requested that the incorporation by reference of the Form N-CSR be limited to the portions of that document applicable to the Target and Acquiring Portfolios.

Response:	The disclosure will be revised as requested.

April 15, 2024

18.	Also with respect to the SAI, you asked that the Registrant supplementally explain whether it was anticipated that any repositioning of the Acquiring Portfolio will occur due to its strategy change from “Growth” to “U.S.” and whether the change to its policy requiring 80% of investments be in U.S. equities will require any repositioning.

Response:	As noted above, and as we discussed, the purpose of the proposed reorganizations is to consolidate the three Portfolios, while continuing the investment strategies and policies of each in the combined vehicle. The changes in the strategies of the Acquiring Portfolio were made to accommodate the absorption of the Target Portfolios and therefore, no repositioning will be needed as a direct result of the strategy change. Additionally, more than 80% of the Portfolio’s assets were invested in U.S. equities before the strategy change, so no repositioning is required for that reason either.

Very truly yours,

/s/ Don E. Felice

Don E. Felice